UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): MAY 22, 2006

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	0-14669	06-1165854
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

   Attached hereto as Exhibit 99.1 is a press release, dated May 22, 2006, issued by the Company titled "Geneve Corporation Proposes to Acquire The Aristotle Corporation."

Item 9.01 Financial Statements and Exhibits.

   (d) Exhibits

Exhibit 99.1   Press release issued by The Aristotle Corporation on May 22, 2006.

                              SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                       THE ARISTOTLE CORPORATION
                              (Registrant)

                       By: /s/ H. William Smith

                       Name: H. William Smith
                       Title: Vice President, General Counsel and Secretary

Date: May 22, 2006

Exhibit 99.1 - Press release issued May 22, 2006.

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

Geneve Corporation Proposes to Acquire The Aristotle Corporation

Stamford, CT, May 22, 2006 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today that it has received a proposal from Geneve Corporation, the holder of approximately 93% of Aristotle's Common Stock and 100% of Aristotle's Series J Preferred Stock, to acquire in a merger transaction (i) the balance of the outstanding shares of Aristotle's Common Stock for a cash purchase price of $8.06 per share and (ii) all of the outstanding shares of Aristotle's Series I Preferred Stock for a cash price of $8.25 per share plus accrued and unpaid dividends to the closing date. All shares of Common Stock and Series I Preferred Stock issuable under outstanding employee stock options would also be acquired on the same basis, less the option exercise price. Geneve has requested that the Board of Directors of Aristotle establish a special committee comprised of Aristotle's four independent directors to consider Geneve's proposal.

Geneve's proposal is subject to certain conditions, including: (i) execution of a definitive merger agreement, (ii) approval of the proposed transaction by the special committee, (ii) receipt of required stockholder approval and (iv) receipt of required regulatory approvals. Geneve has indicated that its proposal is not subject to a financing contingency, and that it does not expect to entertain an offer for its ownership interests in Aristotle.

There are currently outstanding approximately 1,300,000 shares of Aristotle's Common Stock and 1,100,000 shares of Aristotle's Series I Preferred Stock, all of which shares are held by stockholders other than Geneve; the stated value of the Series I Preferred Stock is $6.6 million. Geneve informed the Aristotle Board of Directors that it has entered into an agreement with John J. Crawford, the former CEO and a former director of Aristotle, related to its proposal. Pursuant to the agreement, among other things, Mr. Crawford has agreed to vote in favor of the Geneve proposal, if the proposal is recommended by a special committee of Aristotle's Board of Directors. Mr. Crawford currently holds 102,403 shares of Common Stock and 62,843 shares of Series I Preferred Stock.

Aristotle stockholders and others considering trading in Aristotle's securities are advised that (i) Aristotle's Board of Directors has just received Geneve's proposal, (ii) no decisions have yet been made in respect of Geneve's proposal, (iii) Aristotle's Board of Directors will proceed in an orderly and timely manner to consider Geneve's proposal and (v) there can be no assurance that the proposed transaction or any other transaction will be approved or completed.

Copies of (a) Geneve's proposal to Aristotle's Board of Directors and (b) the agreement between Geneve and John J. Crawford are exhibits to a Schedule 13D amendment to be filed by Geneve with the Securities and Exchange Commission.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, health care products and items for the agricultural, senior care and food industries. In addition, Aristotle offers medical simulators and manikins used for training in cardiopulmonary resuscitation and the fire and emergency rescue and patient care fields. Aristotle has approximately 850 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.2 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock with a stated value of $65.8 million. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at *www.aristotlecorp.net*.

Safe Harbor under the Private Securities Litigation Reform Act of 1995

The statements in this release regarding Geneve's proposal involve a number of uncertainties and there can be no assurances that the proposed transaction or any other transaction will be approved or completed.